UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: December 31, 2014 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-162227-17 333-132017-50

Ambulatory Pharmaceutical Services, Inc.

(Exact name of registrant as specified in its charter)

See Schedule A for Additional Registrants

1300 Morris Drive

Chesterbrook, PA 19087

(610) 727-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 5 5/8% Senior Notes due 2012

Guarantee of 5 7/8% Senior Notes due 2015

Guarantee of 4.875% Senior Notes due 2019

Guarantee of 3.500% Senior Notes due 2021

Guarantees of Debt Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

* On June 29, 2012, each of the registrants was released and relieved from its obligations under its Guarantee of 5 5/8% Senior Notes due 2012, Guarantee of 5 7/8% Senior Notes due 2015, Guarantee of 4.875% Senior Notes due 2019 and Guarantee of 3.500% Senior Notes due 2021 (collectively, the “Guarantees”) and the Guarantees were terminated. Accordingly, all of the Guarantees ceased to be outstanding as of June 29, 2012 and there are currently no holders of the Guarantees. Also, on July 18, 2012, the Registrant filed Post-Effective Amendment No. 4 to the Registration Statement on Form S-3 (Registration No. 333-162227) and, and upon filing of Post-Effective Amendment No. 4, the Guarantees of Debt Securities covered by such Registration Statement were de-registered.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE A — ADDITIONAL REGISTRANTS

Exact name of registrant as specified in its charter	Commission File Number(s)	Address, including Zip Code and Telephone Number, including Area Code of Registrant’s Principal Executive Officers

AmerisourceBergen Drug Corporation	333-162227-01	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

AmerisourceBergen Consulting Services, Inc.	333-162227-34	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

AmerisourceBergen Holding Corporation	333-162227-18 333-132017-48	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

AmerisourceBergen Services Corporation	333-162227-10	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

AmerisourceBergen Specialty Group, Inc.	333-162227-08	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

AmeriSource Health Services Corporation	333-162227-28 333-132017-44	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

AmeriSource Heritage Corporation	333-162227-27 333-132017-42	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Anderson Packaging, Inc.	333-162227-19 333-132017-47	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

APS Enterprises Holding Company, Inc.	333-162227-20 333-132017-46	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

ASD Specialty Healthcare, Inc.	333-162227-29 333-132017-40	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

AutoMed Technologies, Inc.	333-162227-23 333-132017-45	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Bellco Drug Corp.	333-162227-07	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Clinical Outcomes Resource Application Corporation	333-162227-09	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Dialysis Purchasing Alliance, Inc.	333-162227-06	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Health Services Capital Corporation	333-162227-26 333-132017-16	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Exact name of registrant as specified in its charter	Commission File Number(s)	Address, including Zip Code and Telephone Number, including Area Code of Registrant’s Principal Executive Officers

I.G.G. of America, Inc.	333-162227-05	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

IHS Acquisition XXX, Inc.	333-162227-21 333-132017-15	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Imedex, LLC	333-162227-22 333-132017-14	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Integrated Commercialization Solutions, Inc.	333-162227-32 333-132017-13	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

International Oncology Network Solutions, Inc.	333-162227-33	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

International Physician Networks, L.L.C.	333-162227-04	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

IntrinsiQ Holdings, Inc.	333-162227-38	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

IntrinsiQ, LLC	333-162227-37	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Liberty Acquisition Corp.	333-162227-03	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Medical Initiatives, Inc.	333-162227-30 333-132017-11	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Pharm Plus Acquisition, Inc.	333-162227-16 333-132017-06	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Pharmacy Healthcare Solutions, Ltd.	333-162227-25 333-132017-08	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Premier Source, LLC	333-162227-35	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Solana Beach, Inc.	333-162227-12 333-132017-29	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Specialty Pharmacy, Inc.	333-162227-14 333-132017-27	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Exact name of registrant as specified in its charter	Commission File Number(s)	Address, including Zip Code and Telephone Number, including Area Code of Registrant’s Principal Executive Officers

Specialty Pharmacy of California, Inc.	333-162227-13 333-132017-26	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Telepharmacy Solutions, Inc.	333-162227-31 333-132017-24	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

The Lash Group, Inc.	333-162227-11 333-132017-20	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

US Bioservices Corporation	333-162227-15 333-132017-19	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Value Apothecaries, Inc.	333-162227-24 333-132017-22	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Xcenda, LLC	333-162227-02	1300 Morris Drive Chesterbrook, PA 19087 (610) 727-7000

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 27, 2012

AMERISOURCEBERGEN DRUG CORPORATION
AMBULATORY PHARMACEUTICAL SERVICES, INC.
AMERISOURCEBERGEN CONSULTING SERVICES, INC.
AMERISOURCEBERGEN HOLDING CORPORATION
AMERISOURCEBERGEN SERVICES CORPORATION
AMERISOURCEBERGEN SPECIALTY GROUP, INC.
AMERISOURCE HEALTH SERVICES CORPORATION
ANDERSON PACKAGING, INC.
APS ENTERPRISES HOLDING COMPANY, INC.
ASD SPECIALTY HEALTHCARE, INC.
AUTOMED TECHNOLOGIES, INC.
BELLCO DRUG CORP.
CLINICAL OUTCOMES RESOURCE APPLICATION CORPORATION
DIALYSIS PURCHASING ALLIANCE, INC.
HEALTH SERVICES CAPITAL CORPORATION
I.G.G. OF AMERICA, INC.
IHS ACQUISITION XXX, INC.
IMEDEX, LLC
INTEGRATED COMMERCIALIZATION SOLUTIONS, INC.
INTERNATIONAL ONCOLOGY NETWORK SOLUTIONS, INC.
INTERNATIONAL PHYSICIAN NETWORKS, L.L.C.
INTRINSIQ HOLDINGS, INC.
INTRINSIQ, LLC
LIBERTY ACQUISITION CORP.
MEDICAL INITIATIVES, INC.
PHARM PLUS ACQUISITION, INC.
PREMIER SOURCE, LLC
SOLANA BEACH, INC.
SPECIALTY PHARMACY, INC.
SPECIALTY PHARMACY OF CALIFORNIA, INC.
TELEPHARMACY SOLUTIONS, INC.
THE LASH GROUP, INC.
US BIOSERVICES CORPORATION
VALUE APOTHECARIES, INC.
XCENDA, LLC

	By:	/s/ Tim G. Guttman
	Name:	Tim G. Guttman
	Title:	Vice President, Corporate Controller and Acting Chief Financial Officer of each of the above-named registrants

PHARMACY HEALTHCARE SOLUTIONS, LTD.

By: VALUE APOTHECARIES, INC., AS GENERAL PARTNER

By:	/s/ Tim G. Guttman
	Name:	Tim G. Guttman
	Title:	Vice President, Corporate Controller and Acting Chief Financial Officer

AMERISOURCE HERITAGE CORPORATION

By:	/s/ Daniel T. Hirst
	Name:	Daniel T. Hirst
	Title:	Vice President and Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.